

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 22, 2021

Johanna Cronin
Manager of StartEngine Assets LLC
StartEngine Real Estate REIT 1 LLC
3900 W Alameda Ave., Suite 1200
Burbank, CA 91505

> **Re: StartEngine Real Estate REIT 1 LLC**
> **Offering Statement on Form 1-A**
> **February 22, 2021**
> **File No. 024-11465**

Dear Ms. Cronin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed February 22, 2021

Cover Page

1.  We note the statements on pages 59 and 94 regarding circumstances where investors can request redemption. Please revise the cover page risk factor bullet points and where appropriate to clarify, if true, that you do not have a traditional redemption plan. We note the eighth bullet point on page 3. Given the lack of certainty regarding the ability to sell on the ATS at a desired price or any price at all, please revise to clarify that you will not provide investors with any liquidity option, like a redemption program.

Questions and Answers, page 8

2.  We note the second Q&A on page 9 regarding the lack of distribution fees being "a significant savings in upfront expenses as compared to a traditional, non-traded REIT." Please revise to quantify the approximate, aggregate maximum fees to be paid to the manager and affiliates for organizing, offering, asset management, acquisition, services

and related out-of-pocket and other reimbursements.  Advise us if organization and offering costs and other fees could cause the net asset value to be less than $10.00 per share.

## Summary, page 16

3.      Please revise the graphic on page 17 to clarify control and share ownership (e.g., wholly-owned subsidiaries) of the entities, as well as which entities will acquire and manage assets.  Please also advise us whether you have an arrangement with and materially rely on the affiliated ATS.

## Risk Factors, page 27

4.      We note that your subscription agreement includes a jury trial waiver provision that applies to the federal securities laws.  Please add a risk factor that discusses the risks of the provision and the impact it may have on shareholders.  In this regard, please also add a risk factor and other disclosure that discusses the waiver of Section 18-305 rights provision in your subscription agreement.

## Distributions, page 74

5.      Please revise or advise us of the basis for the 6% return.

## Escrow Account, page 131

6.      We note that proceeds of the offering will be placed into an escrow account until the minimum offering amount has been reached.  Please revise your offering statement to clearly disclose the minimum offering amount and the date the offering will terminate if the minimum is not reached.  In this regard, we note that you may terminate the offering at any time for any reason.  It appears that your disclosure does not indicate that funds will promptly be returned to investors if the minimum is not met.  Please provide your analysis as to how this complies with Exchange Act Rule 15c2-4 and Rule 10b-9 or revise.

## Form of Subscription Agreement, page A-1

7.      We note that Section 9.7 of your subscription agreement includes a fee shifting provision.  Please provide a description of this provision, discuss the types of actions subject to fee shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

## General

8.      We note your disclosure that your common shares will be offered at $10.00 per share until December 31, 2022 and that, after that date, the price per share will be adjusted at least

annually and will be based on your NAV as of the end of the prior period.  Please supplementally provide your template for future NAV disclosures.

9.      We note your disclosure that you intend for investors to be able to sell their shares through the alternative trading system StartEngine Secondary, which is operated by your affiliate StartEngine Primary LLC.  Please advise whether StartEngine Secondary is registered as a national securities exchange (or has been exempted by the Commission from such registration) or is registered as a broker-dealer and operates as an alternative trading system in compliance with Regulation ATS.  Additionally, please revise to clarify:
   - The statement on page 131 that your affiliated ATS is "a new entrant to the market." For example, what operational, business, regulatory or other steps are necessary for ATS to become fully operational and your securities to be "listed" on the ATS?;
   - The arrangements and fees associated with being listed on the ATS; and
   - The procedures and costs associated with trading on the ATS.

10.     We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended.  Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption.  The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

11.     We note the prior performance information in Appendix B, which addresses the approximately $30 million of acquired properties by the Transformation Housing Fund.  We also note the statement that Mr. Chesser "and affiliates have deployed over $500 million in 80 properties over 26 years."  Please revise to address all other programs with similar investment objectives.

12.     As you may raise substantially less than the total for this offering, please revise Use of Proceeds and Plan of Operation to address such a possibility.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Burr at 202-551-5833 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jamie Ostrow